Exhibit 99.1

Chaince Digital Holdings Inc. Completes US$6.14 Million Market-Priced Private Placement Reflecting Institutional Investor Confidence

Funding to Support Development of AI & Advanced Manufacturing Gigafactory Initiative

New York, NY, Dec. 15, 2025 (GLOBE NEWSWIRE) — Chaince Digital Holdings Inc. (“Chaince” or the “Company”) (Nasdaq: CD) (formerly Mercurity Fintech Holding Inc.), a fintech and digital asset-focused holding company, today announced that it has completed a private placement with an institutional investor for gross proceeds of approximately US$6.14 million.

Under the terms of the Securities Purchase Agreement, the investor purchased an aggregate of 1,000,000 ordinary shares of the Company at a per share purchase price equal to the closing price of Chaince’s ordinary shares on the Nasdaq Stock Market on December 5, 2025 ($6.14), for total gross proceeds of US$6.14 million before deducting fees and expenses.

The securities were offered and sold in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and were issued to an investor in a transaction pursuant to Regulation S under the Securities Act. The securities described above have not been registered under the Securities Act or the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

Strategic Use of Proceeds: Supporting Chaince’s AI & Advanced Manufacturing Expansion

Chaince intends to use the net proceeds from this offering for general corporate and working capital purposes, including supporting:

●	Initial phase development and planning of Chaince’s U.S.-based AI and semiconductor-focused precision components gigafactory, as announced in the Company’s recent strategic partnership;

●	Expansion of AI/HPC infrastructure platforms and related technology R&D;

●	Capital markets and corporate development activities through Chaince Securities, LLC, the Company’s U.S. broker-dealer subsidiary.

This financing strengthens Chaince’s balance sheet as the Company accelerates its transition into AI-driven industrial technology, complementing the multi-hundred-million-dollar strategic manufacturing initiative outlined in the parties’ framework agreement.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Chaince Digital Holdings Inc.

“Chaince Digital Brings Finance On-Chain.”

Chaince Digital Holdings Inc. (Nasdaq: CD) (formerly Mercurity Fintech Holding Inc.) is a digital finance and technology company focused on tokenization, on-chain innovation and regulated brokerage services. Through its subsidiaries, including Chaince Securities, LLC, a FINRA-registered broker-dealer, and AI/HPC infrastructure platforms, Chaince provides technology-enabled solutions across distributed computing, business consulting and capital markets services. The Company aims to bridge traditional financial markets with the emerging digital asset economy through compliant, scalable and institutional-grade infrastructure. For more information, please visit www.chaincedigital.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: chaince@iecapitalusa.com